www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/10/21: Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the Board Resolution to Convene a 2025 Extraordinary Shareholders’ Meeting

Exhibit 99.1

Represent major subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce the Board Resolution to Convene a 2025 Extraordinary Shareholders’ Meeting

1. Date of the board of directors' resolution: 2025/10/27

2. Special shareholders meeting date: 2025/10/28

3. Special shareholders meeting location: No.899 Wan Jia Chun Road, Xiang’an District, Xiamen, Fujian Province, China

4. Cause for convening the meeting (1) Reported matters: None

5. Cause for convening the meeting (2) Acknowledged matters: None

6. Cause for convening the meeting (3) Matters for Discussion: Amend the Company’s “Asset Acquisition and Disposal Procedures”

7. Cause for convening the meeting (4) Election matters: None

8. Cause for convening the meeting (5) Other Proposals: None

9. Cause for convening the meeting (6) Extemporary Motions: None

10. Book closure starting date: NA

11. Book closure ending date: NA

12. Any other matters that need to be specified: None